Exhibit 2

Elbit Systems Ltd.

Monitoring Report, June 2013

(Unofficial English Translation)

Author:

Amit Baron, Analyst
amitb@midroog.co.il

Contacts:

Avi Ben-Nun, Team Leader
avib@midroog.co.il

Sigal Issachar, Head of Corporate Finance
i.sigal@midroog.co.il

Elbit Systems Ltd.

Series Rating	Aa1	Rating Outlook: Stable

Midroog reaffirms its Aa1 rating with a stable outlook for notes (Series A) issued by Elbit Systems Ltd. ("Elbit" or "the company").

Note Series Rated by Midroog:

Series	Security Number	Original Issuance Date	Nominal Annual Interest	Linkage Terms	Books Value of Notes Balance as of 31/03/2013 (in MNIS) *	Notes Fund Solvency Years Remaining
A**	1119635	06/2010	4.84%	NIS	1,680	2013-2020

* Translated from Dollar to NIS per exchange rate of March 31, 2013. The company hedges the entire balance of notes using swap transaction by LIBOR variable dollar rate + 1.84%.

** The series was expanded at the extent of approx. 800 million MNIS in March 2012 and by approx. additional 100 MNIS in May 2012.

Major Considerations Underlying the Rating

The company’s rating is supported by a strong business position in the defense industry in Israel and worldwide, based on prominent technological, military and managerial capabilities. The company’s high position and relative advantage stem from its ability to develop relevant technological solutions alongside successful management throughout years of operation. Alongside the strategic importance of the company's activities for the Israeli Ministry of Defense, the company has an outstanding scope of activities, geographical spread and product diversity.

The world’s aerospace and defense industries adjust themselves to a challenging reality. According to Moody's forecasts1, following the ongoing economic crisis in the U.S. and Western Europe, a continuing trend of defense budget cuts is expected in these countries. This is expected to have a gradual effect, and even intensify in the coming few years, with global defense budgets reduction of 5% -10%. As a result, we believe Western defense companies will turn to efforts for growth in emerging markets, which will increase competition in the industry and cause a gradual erosion of margins. Consequently, the Company has implemented efficiency initiatives that include downsizing in workforce and consolidation of development and production sites to avoid duplication. However, Midroog estimates that the efficiency potential is limited, given the need to maintain technological capabilities and a quality workforce. Accordingly, in Midroog’s base scenario, we expect some erosion in revenues and income in the medium-term.

Over time, the company’s growth opportunities will result from acquisition of companies that contribute to synergy and improve added-value to customers, while collaborating with local industry in countries where the company identifies growth in defense-budget forecasts. The ratio between company backlog and sales is stable and stands at approx. 2 over the last three years. This is a positive figure, given the cuts that were recorded during these years, regarding future defense budgets in the U.S. and Western European countries.

1 2013 Aerospace & Defense Outlook, Dec. 2012

The company presented stable and strong funds from operation (FFO) over recent years, which are derived from good visibility of revenues and appropriate margins. The company's coverage ratios correspond to the rating level, but in Midroog’s base scenario, we expect some erosion in the adjusted coverage ratios due to medium-term cash flow erosion. We believe that debt/EBITDA and debt/FFO coverage ratios will range between 2.0-2.5 and 2.5-3.0 during this period, correspondingly. In addition, the rating is supported by outstanding liquidity and financial flexibility, in light of significant volume of liquid assets, expected positive free cash flow (assuming no material acquisitions in 2013-2014), access to financial sources and since most of the company's assets are free from liens. The stable rating outlook stems from our estimation that no adverse change will apply to the company’s financial data beyond the forecasted term.

Elbit Systems - main financial data, in millions of dollars

	Q1 2013	Q1 2012	FY 2012	FY 2011	FY 2010	FY 2009	FY 2008
Income	680	691	2,889	2,817	2,670	2,832	2,638
Gross profit	193	196	816	732	798	849	767
Gross profit %	28.3%	28.3%	28.2%	26.0%	29.9%	30.0%	29.1%
R&D expenditures	51	59	233	241	234	217	185
Operating profit	54	42	203	116	203	262	250
Operating profit %	7.9%	6.0%	7.0%	4.1%	7.6%	9.3%	9.5%
Net profit	43	32	170	90	195	229	267
Net profit %	6.3%	4.6%	5.9%	3.2%	7.3%	8.1%	10.1%
Income/ average assets (t,t-1)	0.7	0.8	0.8	0.8	0.8	0.9	0.9
ROA	4.6%	2.4%	4.5%	2.5%	5.5%	7.2%	7.1%
Liquid balances	251	458	265	224	215	280	278
Financial debt	671	878	673	668	624	392	285
Adjusted financial debt*	869	1,076	870	883	825	606	471
Equity ratio	28%	24%	28%	25%	28%	28%	27%
EBITDA	87	77	342	266	339	386	378
FFO	75	63	308	252	280	346	335
CAPEX	16	20	82	122	139	108	129
Investment in subsidiaries and affiliated companies	3	1	4	26	235	68	25
Dividends distributed	0	0	51	62	63	76	33
Adjusted debt to EBITDA*	2.3	3.6	2.3	2.9	2.2	1.4	1.1
Adjusted debt to FFO*	2.5	4.1	2.6	3.2	2.7	1.6	1.3

* For rating comparison between companies, the adjusted debt includes land leasing fees capitalization.

Key Rating Factors

Medium-low industry risk, despite expected erosion of global defense budget in the short and medium term

Midroog estimates that the defense industry sector, which is a global industry, is characterized by a medium-low risk level, compared to the entire economy average. Industry is led by giant American and European conglomerates and is characterized by marketing to the local markets in which they manufacture. This feature is particularly prominent in U.S. corporations, which serve as prime contractors in defense projects of the U.S. government, which entails approx. 40% of global defense spending over time, while European corporations are more likely to export and their operation is more global.

The main characteristic of the industry is its dependence on government defense budgets, which are characterized by a relatively long cycle. Change in the trend may occur due to unforeseen defense conflicts, when there is a high correlation between the change in defense budget and growth potential of the companies in the industry. According to Moody's forecasts, following the ongoing economic crisis in the U.S. and Western Europe, continuing tendency of defense budget cuts is expected in these countries. This is expected to take effect gradually and intensify in the coming few years, along with global defense budget reduction of 5% -10% in the medium-term. In addition, we note that in recent years there has been a continuous change in defense strategy and placing greater emphasis on miniaturization and technology-abundant warfare against terrorist organizations in several arenas at the same time, with increased demand for agile and high technology systems, command and control systems, unmanned vehicles, individual soldier protection systems and advanced electronic systems, and this is - at the expense of large military platforms. We believe that these trends may be an ongoing challenge for the growth potential and profitability of companies in the industry, with increased competition in the global market, emphasizing operational efficiency, products’ maturation time and technologies delivery to the market. In addition, continued consolidation processes are expected as well as increasing acquisitions of small technology companies by large companies - a trend that began in the last two years, due to the need for widening technological capabilities and accelerating time to market. Other characteristics in the industry are dependence on prime contractors - most defense companies are used as subcontractors, in the second or third tier of suppliers.

This situation creates exposure to competitive positioning of the prime contractors and reduces companies’ price flexibility; large and ongoing projects, mostly at a fixed price, creating exposure to an unexpected change in profitability; high component of salary and fixed overhead expenditures, including the R&D component, that hampers the profitability in times of a decrease in activity, and which reduce financial flexibility; mergers and acquisitions - industry is intensive in mergers and acquisitions activity as a growth measure and acquisition of complementary technologies.

Industry is characterized by a strong order backlog, which supports the ability to generate sustainable revenue and provides good visibility for medium-term revenues; activity is distributed and diverse across hundreds of various projects, products and geographical markets; credit risks are low, including customer advances that contribute to liquidity; technological capabilities that constitute a significant asset; growing number of threats to security, such as instability and revolutions of regimes in the Middle East, support further demand for material defense spending of world's governments; high entry barriers, including high spending on R&D, proven technological capabilities, human resources capital, business experience and management of a large number of projects and companies simultaneously, as well as being highly regulated, burden of entry barriers and advantage of veteran competitors; strategic importance for base countries, stemming from the technological knowledge and capabilities inherent in the activity.

Relatively high business and technological position

The company is characterized by a relatively strong business profile, supported by outstanding technological and managerial capabilities, ability to manage multiple projects simultaneously and dispersing and diversifying products and target markets, which are export-oriented. The company is characterized by relatively high R&D expenses, which support the continued retention of its technological edge and its ability to provide appropriate solutions for the challenges in the future battlefield. The company has proven experience in mergers and acquisitions, which generate synergy and business development of complementary companies and technologies, while establishing a strategy of penetration and targeting in growing markets. The company’s operations mix and products and solutions supply, tailored to current battlefields, support a continued relatively high capability to generate revenue in the short and medium term, despite the forecast of continued reduction of defense spending in the Western world (a market which currently entails about 50% of total company revenues), and in Israel (a market which entails about 20% of company revenues). In addition, we note that the company enjoys a good reputation and senior and strategic position in the Israel Defense establishment, which contributes to "qualifying” its products and services worldwide, and serves as a trials arena for new technologies. On the other hand, we note that the forecast of increased competition in the industry, due to budget limitations and being a sub-contractor in many export projects, are expected to impair the company’s flexibility, in terms of pricing future projects, price flexibility and derived profitability, as well as in terms of product launch time and deviation from original schedules, where efficiency potential is limited, due to relatively rigid cost structures and the need to retain relative-technological advantages.

Continued revenue growth, while maintaining current margins, will entail a significant challenge for the company in the short and medium term

The company is characterized by an income mixture diffused across business lines and countries, where most of its products are intended for export. As of December 31, 2012, the company’s income source is based mainly on the U.S. and Europe (about 50%), Israel (about 20%) and emerging markets - Asia - Pacific and Latin America (about 30%). Additionally, the company is focused on offering solutions for airborne systems (37%) and intelligence, command and control and communication systems (35%), in which electro-optics means are integrated. These solutions are oriented to the future battlefield and are optimized for low-intensity military conflicts and against irregular forces. The trend of growth and penetration into emerging markets supports the company's future income restoration ability, due to the changing business environment and the change in the current and future battlefield perception.

The company’s backlog is 5,777 M$ as of March 31, 2013, an increase of approx. 6% compared to the backlog of the parallel period last year, an outstanding figure due to the challenging business environment. Backlog is distributed and spread over a large number of projects and geographic regions and is not biased towards a particular project, and according to Midroog’s estimation, it supports good visibility of revenue generation ability and partially protects against the expected deterioration in the business environment, in the short and medium term. The company's technological advantage, as mentioned above and its ability to provide innovative and relevant solutions are derived from the company’s investment in R&D. In 2012, the expenditure on R&D stood at approx. 242 M$, about 8% of sales, similar to the average of the past few years, which is at the upper range of the industry. According to Midroog’s estimation, R&D expenditures are not expected to change substantially (as a percentage of revenues) in the medium term,  given the company's desire to maintain its competitive position in the industry. At the same time, the company is taking actions to continue implementing programs for improving operating efficiency and reducing duplication, including downsizing and consolidation of production and development sites. Midroog estimates that the company's ability to improve efficiency is relatively low, in light of the need to maintain a quality workforce and technological innovation, which are part of its ability to compete in the industry, along with constant demand for flexibility and providing dynamic solutions to changing needs. Excluding a one-time loss recorded in 2011, for the cancellation of a contract for delivering classified systems to a foreign country, the company’s operating margin and return on assets ranged from 7% -8% and 4%-5%, respectively, in 2010-2012, after completion of the last major acquisition (Elisra’s acquisition).

In Midroog's base scenario, we assume an erosion of 5%-10% of aggregate global defense spending, with diversity over various geographical areas. In addition, we assume an increase in competition intensity, with emphasis on increasing pressures to meet deadlines, budgets and shortening launch schedules. We believe the company will continue to maintain a backlog multiplier of 1.9-2.0 in the short and medium term. We expect some erosion of company’s revenues and profit margins, which are not outstanding, relative to rating level. This erosion will be partially offset, in our opinion, through the company's technological advantage, continued penetration into emerging markets with growing defense needs and a certain internal efficiency improvement.

Forecast for continued generation of strong cash flows, but some erosion is expected in cash flow visibility and deceleration in coverage ratios, although these are still within the rating range

The company has relatively good profits return capability, which supports strong and stable cash flows in recent years (excluding the loss due to a contract cancellation with a foreign country in 2011). The company is expected to continue exhibiting relatively strong cash flows in the coming few years, although these are expected to be eroded in part, due to reduced defense spending and increased competition in the industry.

As of March 31, 2013, the company’s financial debt stands at approx. 670 M$ - similar to the debt amount in the last two years. Most of the financial debt is long-term, which corresponds to the duration of projects which are funded by it. Most of the debt (70%) consists of notes, and the other portion is from banks or financial institutions. In our basis scenario, the company will pay its debt per the clearing schedule, without needing to raise new debt, due to positive free cash flow and substantial cash balances. All this, assuming that no significant company acquisitions will be executed in 2013-2014. The company's adjusted coverage ratios suit the rating level and are not expected to change substantially in 2013-2014. According to our estimation, coverage ratios of debt/EBITDA and debt/FFO will range between 2.0-2.5 and 2.5-3.0, respectively, in the period. In case of a significant over time deviation from Midroog’s forecasts, regarding adjusted debt/EBITDA coverage ratios (above 3), there may be a change in the company rating.

The company has a reasonable leverage level and capital cushions, as derived from its equity ratio, which stood at approx. 28% as of March 31, 2013, a figure which supports its ability to absorb unpredictable one-time losses. Midroog estimates, that capital cushions will continue to be built from accumulated net profit and continued dividends distribution that is not aggressive, which stood at an average of approx. 30% of net profit in recent years.

Outstanding liquidity and financial flexibility

The company’s liquidity is high, supported by significant liquidity balances, arising from the nature of the activity as well as receiving advances from customers. As of March 31, 2013, liquid assets stood at approx. 250 M$ - 2.7 times the expected current maturities for 2013. It should be noted that the company is used to retaining significant cash balances over time, invested in relatively safe channels. In addition, we believe (assuming no material new company acquisitions will be made) that in 2013-2014 the company will produce a strong free cash flow which will support the annual debt service, also due to a relatively comfortable clearing schedule in the coming few years.

The company has high financial flexibility. Most of its properties are free from liens, and has good access to funders. Company is required to meet several financial covenants with respect to its debt, including: minimum equity of 400 M$ and at rate of at least 20% of total balance. According to Midroog’s estimation, the company meets its covenants and at a sufficient interval.

Rating Outlook

Factors likely to downgrade the rating:

•	Continued backlog erosion that will impact ability to generate revenues.

•	Over time erosion in margin rates.

•	Significant and permanent deceleration in financial coverage ratio of adjusted debt to EBITDA, to a level that does not match the current rating.

•	Dividend policy that would weaken the company's solvency.

Company Profile

Elbit Systems Ltd. is a multinational Israeli company that deals directly and through its subsidiaries with marketing, development, manufacturing, integration and support of electronic defense systems for military air, land and naval applications. The company serves both as a prime contractor of solutions for armed forces and governments and as a provider of products and systems for leading manufacturers in the defense industry worldwide. The company operates in four main areas: Airborne Systems (constituted approximately 37% of income in 2012), Land Systems (13%), C4ISR Systems (35%) and Electro-Optical Systems (11%). The company employs approximately 12,100 employees, of whom approximately 9,000 employees are in Israel, approximately 1,800 in the U.S. and the rest - in subsidiaries worldwide.

Rating History

Related Reports

•	Elbit Systems - Monitoring Report (March 2012)

•	Developments in the Defense Industry (July 2011)

Date of Report: 12/06/2013

Basic Financial Terms

Interest Expenses	Financing expenses (from the profit and loss statement)
Cash Interest expenses	Financing expenses from the profit and loss statement after adjustments for non-cash flow financing expenses from the cash flow statement
Operating profit EBIT	Pre-tax profit + finance exp + non-recurring expenditures/profits
Operating profit before amortization EBITA	EBIT + amortization of intangible assets
Operating profit before depreciation and amortization EBITDA	EBIT + depreciation + amortization of intangible assets
Operating profit before depreciation, amortization, rent and operational leasing EBITDAR	EBIT + depreciation + amortization of intangible assets + rental fees+ operational leasing fees
Assets	Company's total balance sheet assets
Financial debt Debt	Short-term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing
Net financial debt Net Debt	Debt - cash and cash equivalents – long-term investments
Capital base Capitalization (CAP)	Debt + total shareholders' equity in balance sheet (including minority interests) + long-term deferred taxes in balance sheet
Capital Expenditures (Capex)	Gross investments in equipment, machinery and intangible assets
Funds from Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other assets and other liabilities
Cash Flow from Operations (CFO)*	Cash flow from operating activity according to consolidated cash flow statements
Retained Cash Flow (RCF)*	Funds from operations (FFO) - dividends paid to shareholders
Free Cash Flow (FCF) *	Cash flow from operating activity (CFO) - Capex - dividends

* Note that in statements prepared according to IFRS, payments and receipts of interest, tax and dividends received from investees will be included in the calculation of operating cash flow, even if they are not entered in the CFO.

Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.
Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bonds rank in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

Report No.:  CDE070613000M

Midroog Ltd., Millennium Tower, 17 Ha’Arba'a Street, Tel-Aviv 64739
Tel: 03-6844700-03, Fax: 03-6855002, www.midroog.co.il

© Copyright 2013, Midroog Ltd. (“Midroog”). All rights reserved.

This document (including the contents thereof) is the property of Midroog and is protected by copyright and other intellectual property laws. There is to be no copying, photocopying, reproduction, modification, distribution, or display of this document for any commercial purpose without the express written consent of Midroog.

All the information contained herein on which Midroog, relied was submitted to it by sources it believes to be reliable and accurate. Midroog does not independently check the correctness, completeness, compliance, accuracy or reliability of the information (hereinafter: the "information") submitted to it, and it relies on the information submitted to it by the rated Company for assigning the rating.

The rating is subject to change as a result of changes in the information obtained or for any other reason, and therefore it is recommended to monitor its revision or modification on Midroog's website www.midroog.co.il.  The ratings assigned by Midroog express a subjective opinion, and they do not constitute a recommendation to buy or not to buy bonds or other rated instruments. The ratings should not be referred to as endorsements of the accuracy of any of the data or opinions, or attempts to independently assess or vouch for the financial condition of any company. The ratings should not be construed as an opinion on the attractiveness of their price or the return of bonds or other rated instruments. Midroog's ratings relate directly only to credit risks and not to any other risk, such as the risk that the market value of the rated debt will drop due to changes in interest rates or due to other factors impacting the capital market. Any other rating or opinion given by Midroog must be considered as an individual element in any investment decision made by the user of the Information contained in this document or by someone on his behalf. Accordingly, any user of the information contained in this document must conduct his own investment feasibility study on the Issuer, guarantor, debenture or other rated document that he intends to hold, buy or sell. Midroog's ratings are not designed to meet the investment needs of any particular investor. The investor should always seek the assistance of a professional for advice on investments, the law, or other professional matters. Midroog hereby declares that the Issuers of bonds or of other rated instruments or in connection with the issue thereof the rating is being assigned, have undertaken, even prior to performing the rating, to render Midroog a payment for valuation and rating services provided by Midroog.

Midroog is a 51% subsidiary of Moody’s. Midroog's rating process is entirely independent of Moody's and Midroog has its own policies, procedures and independent rating committee; however, its methodologies are based on those of Moody’s. For more information on Midroog's rating process, please see the relevant pages of this website.